FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item
1	Press release dated November 21, 2013.

Press Release

Santander signs an agreement in principle to sell its real estate platform Altamira to Apollo

•	The platform handles Banco Santander’s loan recoveries and manages its real estate assets in Spain.

Madrid, November 21, 2013 - Banco Santander has signed an agreement in principle with Apollo European Principal Finance Fund II, a fund managed by subsidiaries of Apollo Global Management, LLC (NYSE: APO) (Apollo), to sell to Apollo the platform that handles loan recoveries for Banco Santander S.A. in Spain and manages and markets real estate assets related to this activity.

The real estate assets and credit portfolio will remain on Banco Santander’s balance sheet. Both will continue to be managed by the platform, but the platform will be owned by Apollo.

The agreement in principle is the result of a bidding process, during which a large number of investors expressed an interest in the platform.

Full details of the agreement are expected to be finalized in the coming weeks, at which point the terms of the deal, including the price, will be published.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 21, 2013	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President